FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November, 2002

BELAIR ENERGY CORPORATION

(Translation of registrant's name into English)

400, 777 - 8th Avenue S.W., Calgary, Alberta  T2P 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12f3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

EXHIBITS

Exhibit 1

Third Quarter Financials ending September 30, 2002

Third Quarter Report

We present you with the corporate, operational and financial results of BelAir Energy Corporation for the three-month and the nine-month periods ending September 30, 2002, with comparative results to the same periods of 2001.

Reduced Production
Production averaged 1,983 boepd (converting gas to oil equivalent on a 6:1 ratio), a decrease of 15% over the average production rate of 2,332 boepd for the third quarter of 2001. On a nine-month basis, production averaged 2,717 boepd, an increase of 8% over the average production rate of 2,505 boepd for the same time period last year. The decrease in production for the third quarter resulted from:
1. The sale of non-core, non-strategic assets at the end of the second quarter. These assets produced at an average rate of 650 boepd during the first half of the year.
2. A six-month suspension on virtually all capital spending during the second and third quarters resulting in no production being added during that time period.
Both these measures were taken to reduce our debt level that had risen to over $32 million at the end of the first quarter. As a result of these and other measures however, our present net debt level stands at $18.2 million and we have resumed our drilling program, which will lead to production growth in the future. We are projecting that our production rate should average 2500 boepd during December of this year.
As a result of reduced production rates and low gas prices, cash flow for the third quarter was $1.2 million, compared to cash flow of $1.4 million for the third quarter of 2001. For the nine-month period, our cash flow was $4.8 million compared to $12.8 million for the same time period last year.
Natural gas prices hit a low for the year during July, have been recovering since August and have reached strong levels during October and November. We expect that gas prices will continue to remain strong throughout the remainder of this year and into 2003. Storage levels in North America are at about the same levels as they were last year at this time. The gas storage "overhang" this last spring compared to the spring of 2001 has disappeared, primarily because injection rates into storage this last summer were considerably lower than the injection rates during the summer of 2001. The reduced injections rates have resulted from a combination of increased demand and, to a much greater degree, declining production rates in North America. Production rates will continue to decline because drilling levels during 2002 were well below that of 2001. Even with a modest winter, withdrawal rates from storage between now and the spring of 2003 may exceed the withdrawal rates during the winter of 2001/2002 because of declining production rates. By spring, therefore, gas storage levels in North America may be at historically low levels. We therefore remain bullish on natural gas prices in the near term.

Turning the Corner by Reducing our Debt and Resuming our Drilling Program
As discussed above, our net debt levels reached an uncomfortable level of over $32 million by the end of the first quarter of this year. This high debt level resulted from the assumption of over $12.7 million of debt with the takeover of Tikal in December of 2001 and our inability to reduce that debt as gas prices, and therefore our cash flow, tumbled during the second quarter and the first part of the third quarter. We took the necessary measures to correct the situation by selling some of our non-core, non-strategic assets at the end of the second quarter for net proceeds of $10.5 million. With a subsequent equity financing of $5.5 million in September, we have resumed our drilling program that was put on hold last spring.

Plans for Continued Growth During the Remainder of 2002 and into 2003
We resumed our 2002 drilling program in mid-September with the spudding of our first major exploration prospect - a Nisku reef test in the Peco area in western Alberta. The primary target, the Nisku, lacked porosity. There is potential in a formation uphole behind intermediate casing that we will be testing prior to year-end. Our interest in this well is 25%.
In addition to the Peco 15-23 well, we plan to drill another four (2.2 net) exploration wells before the end of the year. Included in this program will be two exploration wells on our Lochend/Strachan Elkton prospects, one exploration well on a Cardium prospect in northwestern Alberta and an exploration well in our Doris area.
At Turin in southern Alberta, we have drilled the second of a 12 well development drilling program. As a result of the drill stem test of the Sunburst zone in the first well at 6-36, we are constructing a flowline to tie the well into our facilities. We anticipate that the well will produce at a rate of 200 boepd. We have a 100% interest in the well. The second well at 7-27 has been tied-in and is producing at a rate of 150 boepd. Our interest in this well is 50%. We will drill the remaining ten wells during 2003. Our target is to double our production rate at Turin to 600 boepd by the end of 2003.
At Doris in northwestern Alberta, after gaining operatorship of this core producing area and successfully implementing a number of remedial measures to reduce the production decline rate, we are pursuing a development program to expand production. We plan to drill 10 wells - one later this year and the remainder in 2003. The program includes the development of our extensive land holdings in North Doris including the construction of new infrastructure to bring that production to market. Our target is to double our production at Doris to 1200 boepd by the end of 2003.
With the development drilling at Turin and Doris, our target is to average 2500 boepd during December of this year.

Sale of Cirque UK
During the first quarter of 2002, we placed Cirque UK up for sale. BelAir acquired Cirque UK as part of the takeover of Tikal and Cirque UK is now a wholly owned subsidiary of BelAir. Cirque UK holds one minor producing asset and undeveloped lands in the United Kingdom. We have executed a letter of intent with a UK company with a target to close the sale of Cirque UK by end of November.

Corporate Governance and Disclosure
The management and directors of BelAir take our responsibility for proper corporate governance and full disclosure very seriously. We follow the corporate governance guidelines of the TSX as much as possible for a company of our size. Six of our eight directors are independent. The Audit and Reserves Committee is comprised completely of independent directors and a majority of the members of the other board committees are independent directors. In November, we were recognized for our efforts towards full disclosure and transparency when BelAir received an award for excellence in financial reporting. At Oilweek's 27th Annual Report Awards, BelAir received the award for best "Financial Discussion and Analysis" in the Junior Oil & Gas category.

Managements' Discussion and Analysis of Financial Condition and Results of Operation
The following discussion should be read in conjunction with the financial statements in this interim report.

Overview
- BelAir produced an average of 1,983 barrels of oil equivalent per day ('boepd") in the third quarter of 2002 compared to 2,332 boepd in the same period of 2001. The reduced level of production in the third quarter of 2002 was primarily the result of the sale of non-core producing assets at the end of the second quarter.
- For the nine months ended September 30, 2002, BelAir produced an average of 2,717 boepd compared to 2,505 boepd in the same period of 2001.
- In the third quarter of 2002, average prices per barrel of oil equivalent ("boe") were $22.91 compared to $24.61 per boe in the second quarter of 2001. BelAir received natural gas prices that averaged $3.25 per thousand cubic feet ("mcf") and average oil prices of $38.83 per barrel resulting in an operating netback of $11.96 per boe.
- In the nine months ended September 30, 2002, average prices per boe were $22.77 compared to $38.87 per boe in the same period of 2001. BelAir received natural gas prices that averaged $3.40 per thousand cubic feet ("mcf") and average oil prices of $32.72 per barrel resulting in an operating netback of $10.59 per boe.
- Cash flow for the third quarter of 2002 was $1.2 million or $0.04 per weighted average basic share.
- Cash flow for the first nine months of 2002 was $4.8 million or $0.18 per weighted average basic share.
- In the third quarter of 2002, BelAir had net earnings of $(0.3) million or $(0.01) per weighted average basic share.
- Net income after taxes for the first nine months of 2002 was $(25.2) million or $(0.94) per weighted average basic share, after a ceiling test write down in the second quarter of $23.0 million, net of a future income tax reduction of $15.4 million.

Operations
The following is a comparison of key operational statistics for the three months ended September 30, 2002 and 2001 and the nine months ended September 30, 2002 and 2001:

	Three months ended September 30			Nine months ended September 30
		(unaudited)			(unaudited)
	2002	2001	% change	2002	2001	% change
Operating Statistics
Volumes
Gas (mcf)	9,509	11,301	(16)%	12,656	12,338	3%
Oil (bbls/d)	295	275	7%	460	275	67%
NGLs (bbls/d)	103	173	(40)%	147	174	(16)%
Total boe/d	1,983	2,332	(15)%	2,717	2,505	8%
Prices
Gas (mcf)	$3.25	$3.42	(5)%	$3.45	$6.57	(48)%
Oil (bbls/d)	$38.83	$35.60	9%	$32.72	$36.48	(10)%
NGLs (bbls/d)	$30.05	$29.10	3%	$25.69	$36.11	(29)%
$/boe	$22.91	$22.95	0%	$22.77	$38.87	(41)%
Financial per boe
Oil and natural gas revenue	$22.91	$22.95	0%	$22.77	$38.87	(41)%
Royalties expensse	$4.55	$5.24	(13)%	$5.36	$9.50	(44)%
Other income	$0.51	$0.19	168%	$0.54	$0.48	13%
Net revenue	$18.87	$17.90	5%	$17.95	$29.85	(40)%
Operating expense	$6.40	$7.40	(14)%	$6.82	$7.41	(8)%
General & administrative expense	$3.77	$2.25	68%	$2.80	$2.38	18%
Interest expense	$1.83	$1.15	59%	$1.56	$0.92	70%
Corporate tax expense	$0.41	$0.35	17%	$0.30	$0.45	(33)%
Funds from operations	$6.46	$6.75	(4)%	$6.47	$18.69	(65)%
Depletion, depreciation expense	$8.27	$6.76	22%	$62.26	$6.52	855%
Site restoration expense	$0.35	$0.53	(34)%	$0.40	$0.41	(2)%
Future income taxes	$(0.56)	$0.60	(193)%	$(22.15)	$5.43	(508)%
Net Income (loss)	$(1.60)	$(1.14)	40%	$(34.04)	$6.33	(638)%
Shares
Weighted avg. outstanding	27,161,613	14,619,673	86%	26,801,489	14,589,065	84%
Weighted avg. diluted	27,161,613	14,978,793	81%	26,801,489	15,104,207	77%
Basic outstanding at September 30	32,045,178	14,591,800	120%	32,045,178	14,591,800	120%
Unissued securities-
Options	2,048,550	1,570,800	30%	2,048,550	1,570,800	30%
Warrants	1,375,000	701,600	96%	1,375,000	701,600	96%
Fully diluted at September 30	35,468,728	16,864,200	110%	35,468,728	16,864,200	110%
Cash flow - basic	$0.04	$0.10	(60)%	$0.18	$0.88	(80)%
Cash flow - diluted	$0.04	$0.10	(60)%	$0.18	$0.85	(79)%
Earnings per share - basic	$(0.01)	$(0.02)	(50)%	$(0.94)	$0.30	(413)%
Earnings per share - diluted	$(0.01)	$(0.02)	(50)%	$(0.94)	$0.29	(424)%

Oil and Gas Revenue
BelAir remains weighted to natural gas production as it was a year ago. In the third quarter of 2001, 82% of BelAir's production was natural gas and in the third quarter of 2002, natural gas production represented 78% of total production. BelAir's strategy to be weighted to natural gas is based on its view of the longer term strength of market fundamentals for natural gas despite a short term weakness in prices over the past two quarters. BelAir will continue to favour a heavier weighting to natural gas reserves and production.
Revenues of $4.2 million in the third quarter of 2002 were derived 68% from natural gas sales, 25% from crude oil sales and 7% per cent from NGLs sales compared to revenues of $4.9 million derived 72% from natural gas sales, 18% crude oil sales and 10% from the sale of NGLs in the same three month period in 2001.
Revenues of $16.9 million in the nine months ended September 30, 2002 were derived 70% from natural gas sales, 24% from crude oil sales and 6% per cent from NGLs sales compared to revenues of $26.6 million derived 83% from natural gas sales, 10% crude oil sales and 7% from the sale of NGLs in the same three month period in 2001.
To mitigate the potential for lower prices, BelAir has hedged part of its production as follows:
1. forward sale of 2,500 Gigajoules*("GJ") per day at $4.05 Cdn per GJ from April 1, 2002 to October 31, 2002,
2. costless collar for 2,500 GJ per day with a floor price of $4.00 Cdn per GJ and a ceiling price of $6.40 Cdn per GJ from May 1, 2002 to March 31, 2003,
3. costless collar for 2,500 GJ per day with a floor price of $4.50 Cdn per GJ and a ceiling price of $6.20 Cdn per GJ from November 1, 2002 to October 31, 2003, and
4. forward sale of 100 barrels of oil per day at $25.88 US from May 1, 2002 to April 30, 2003.
*2,500 Gigajoules per day is approximately 2.4 million cubic feet per day of natural gas ("mmcfpd").
The hedges in place cover approximately 900 boepd or 40% of BelAir's total current production.

Royalties
Lower average prices in 2002 compared to 2001 have had the effect of decreasing royalty rates paid by BelAir.
Royalties associated with product revenues amounted to $0.8 million or $4.55 per boe in the third quarter of 2002 compared to $1.1 million or $5.24 per boe in the same three months period of 2001. Crown royalties are calculated on a sliding scale based on price.
Royalties associated with product revenues amounted to $4.0 million or $5.36 per boe in the nine months ended September 30, 2002 compared to $6.5 million or $9.50 per boe in the same period of 2001.

Operating Expenses
Operating expenses during the third quarter of 2002 decreased by 14% to $6.40 per boe compared to $7.40 per boe in the same three month period in 2001.
Operating costs in the nine months ended September 30, 2002 decreased by 8% to $6.82 per boe from $7.41 for the same period in 2001. A combination of cost cutting and the sale of high operating cost properties resulted in lower average operating costs.

Other Income
Other Income is earned from royalty income and processing and transporting third party production. BelAir controls more production infrastructure than it did a year ago and this is reflected in the increase in Other Income.
Other Income for the three months ended September 30, 2002 amounted to $93,000 an increase of 129% over Other Income of $41,000 during the same three month period in 2001.
Other Income for the nine months ended September 30, 2002 amounted to $400,000, an increase of 21% over Other Income of $330,000 during the same period in 2001.

General and Administrative Expense
General and Administrative ("G & A") costs on a unit of production basis increased from $2.25 per boe in the third quarter of 2001 to $3.77 per boe in the third quarter of 2002. The increase in the G & A costs per unit of production is a function of lower average production in the third quarter and the expensing of legal and auditing costs related to U.S. reporting requirements. G & A costs for the nine months ended September 30, 2002 were $2.80 per boe compared to $2.38 in the same period of 2001.
BelAir capitalizes all expenses related to its exploration activities. Capitalized G & A expense in the third quarter of 2002 amounted to $135,972 or 15% of total G & A costs before recoveries. Capitalized G & A expense in the nine months ended September 30, 2002 amounted to $420,407 or 13% of total G & A costs before recoveries.

Interest and Long Term Debt
As at September 30, 2002, BelAir had credit facilities with the National Bank of Canada consisting of a revolving demand line of credit in the amount of $25.0 million renewable on an annual basis. No principal payments are required in the next year.
Recent standards issued by the CICA require any debt outstanding of this type of facility is to be classified as a current liability rather than long term debt. This type of facility is the most cost effective form of financing available to BelAir and any restructuring of existing loan arrangements would result in increased borrowing costs to the company.
The revolving credit facility was drawn to $18.6 million in total at end of the third quarter of 2002 with working capital surplus of $0.4 million resulting in net debt of $18.2 million. Interest expense in the 9 months ended September 30, 2002 was $1.2 million compared to $0.6 million in the same period of 2001. While the average debt outstanding was greater in the first three quarters of 2002 compared to the same period of 2001, interest rates are substantially lower in 2002.
As noted in the 2001 Annual Report, BelAir expected prime interest rates to rise by the end of 2002. Currently, the bank prime rate is 4.5% after an increase of 75 basis points from 3.75% at year end 2001. With the expectation of an increase in prime rates, BelAir fixed the rate of $14.0 million of its bank debt in one year bankers' acceptances early in the year prior to the bank rate increases.
BelAir estimates that it will spend $11.6 million in 2002 in capital expenditures, not including acquisitions or dispositions, funded primarily from expected cash flow. Normally, BelAir targets to keep its debt to cash flow ratio below 1.5 to 1. BelAir is currently above this target and will continue to dispose of certain non-core and non-strategic assets and manage its capital expenditures and cash flow to bring this ratio back in line.

Depletion and Depreciation
Depletion and depreciation costs increased from $6.76 per boe in the third quarter of 2001 to $8.27 per boe in the same three months period in 2002.
Depletion and depreciation costs in the nine months period ended September 30, 2002 were $62.26 per boe compared to $6.52 per boe in the same period in 2001. Depletion and depreciation costs for the nine months ended September 30, 2002 include the impact of the ceiling test write-down in the second quarter of 2002 on the depletion rate.
Depletion and depreciation costs in the nine months period ended September 30, 2002, include the ceiling test write down at June 30, 2002 of $23 million, net of a reduction in future income taxes of $15.4 million.

Income Taxes
BelAir does not expect to be in cash taxable in 2002 on an income basis. BelAir was assessed Large Corporation taxes in the amount of $75,000 based on the amount of BelAir's capital in the third quarter of 2002 for total of $225,000 in the first nine months of 2002.

Net Income
Net income (loss) of $(0.3) million or $(0.01) per weighted average share was recorded for the three months ended September 30, 2002 compared to net earnings (loss) of $(0.2) million or $(0.02) per weighted average share outstanding in the same three month period of 2001.
Net income (loss) for the nine months ended September 30, 2002 was $(25.2) million or $(0.94) per share, compared to net income of $4.3 million or $0.30 per weighted average share outstanding in the same period of 2001. The net loss of $(25.2) million in the nine months ended September 30, 2002, includes the ceiling test write-down discussed above.

Funds From Operations
Funds from Operations ("cash flow") in the three months period ending September 30, 2002 was $1.2 million compared to cash flow of $1.4 million in the same three month period in 2001. BelAir's production decreased 15% from average daily production of 2,332 boepd in the third quarter of 2001 to1,983 boepd in the same three month period in 2002 primarily as a result of the sale of non-core producing assets at the end of the second quarter. There was little change in average prices in the comparative periods. BelAir received an average price per boe of $22.95 in the third quarter of 2001 compared to $22.91 for the same period in 2002. On a weighted average share outstanding basis, cash flow was $0.04 per share in the third quarter of 2002 compared to $0.10 per share in the same period in 2001.
Cash flow in the nine months ending September 30, 2002 was $4.8 million compared to cash flow of $12.8 million in the same nine months period in 2001. In the first nine months of 2002, BelAir's average daily production was 2,717 boepd compared to 2,505 boepd in the same period in 2001. In the first nine months of 2001, BelAir benefited from higher average oil and natural gas prices than in comparative nine months period in 2002. BelAir received an average price per boe of $38.87 per boe in the nine months ended September 30, 2001 compared to $22.77 per boe for the same period in 2001, a decrease of 41%. On a weighted average share outstanding basis, cash flow was $0.18 per share in the first nine months of 2002 compared to $0.88 per share in the same period in 2001, a decrease of 80%.

Capital Expenditures
BelAir's capital expenditures in the third quarter of 2002 were 80% lower than in the same period in 2001, reflecting less capital spending concurrent with the lower level of cash flow in the third quarter of 2002. In the third quarter of 2002, capital expenditures related to exploration and development activities were $1.6 million compared to $8.2 million in the same period in 2001.
BelAir's capital expenditures in the nine months ended September 30, 2002 were 66% lower than in the same period in 2001. Capital expenditures related to exploration and development activities in the first nine months of 2002 were $7.9 million compared to $16.8 million in the same period in 2001.

Normal Course Issuer Bid
In the third quarter of 2002, BelAir purchased 60,800 shares at an average cost of $1.33 per share under its normal course issuer bid. All shares purchased by BelAir under the issuer bid are returned to treasury and cancelled. The normal course issuer bid commenced October 10, 2001, and expired on October 9, 2002.

Liquidity and Capital Resources
Cash flow for the nine months ended September 30, 2002 was $4.8 million and BelAir's debt, net of working capital, was $18.2 million at end of the third quarter resulting in a ratio of net debt to annualized cash flow of 2.8 to 1, well outside the Company's internally imposed limit of debt to cash flow of 1.5 to 1.
BelAir plans to continue to reduce debt further to achieve the target ratio by the sale of additional non-core and non-strategic assets which include certain remaining minor properties, land rights and facilities.
Based on current estimates of cash flow and capital expenditures for the remainder of the year and with the reduction in bank debt from dispositions in the second quarter, BelAir expects its debt to annualized cash flow ratio to be approximately 2.0 to 1 by the end of the fourth quarter.

Consolidated Financial Statements

Consolidated Balance Sheets
Assets		September 30, 2002	December 31, 2001
		(unaudited)	(unaudited)
Current Assets
	Accounts receivable (note 2)	$6,609,522	$ 0000008,326,124
	Prepaid expense	383,490	536,679

		6,993,012	8,862,803

	Petroleum and natural gas properties (note 5)	60,375,215	109,571,915

		60,375,215	109,571,915

		$67,368,227	$00118,434,718

Liabilities and Shareholders' Equity
Current liabilities:
	Accounts payable	$6,578,959	$000009,388,418
	Bank loan (note 2)	18,640,696	-

		25,219,655	9,388,418

	Bank loan	$ 000000-	30,461,255
	Provision for future site restoration	1,861,549	1,661,619
	Future income taxes	5,876,622	21,322,041

Shareholders' equity:
	Share capital (note 3)	54,841,823	50,839,279
		(20,431,422)	4,762,106

		34,410,401	55,601,385

		$67,368,227	$000118,434,718

	See selected notes to consolidated financial statements

Consolidated Statement of Operations and Retained Earnings
	3 months ended		9 months ended
	Third Quarter	Third Quarter	Year-To-Date	Year-To-Date
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue
Petroleum and natural gas sales	$4,178,620	$4,923,018	$16,887,815	$26,581,480
Royalties	(829,366)	(1,124,624)	(3,977,335)	(6,497,787)
Other	93,231	40,730	399,548	328,137

	3,442,485	3,839,124	13,310,028	20,411,830

Expenses
Operating	1,167,771	1,587,551	5,055,369	5,067,044
General and administration	687,618	481,912	2,074,704	1,628,699
Interest	333,506	246,089	1,155,262	627,370
Provision for site restoration	64,720	112,790	294,231	279,616
Depletion, depreciation and amortization (note 5)	1,509,196	1,449,393	46,174,794	4,459,849

	3,762,811	3,877,735	54,754,360	12,062,578

Net income before taxes	(320,326)	(38,611)	(41,444,332)	8,349,252

Current tax expense	75,000	75,000	225,031	305,391
Future income tax expense (reduction)	(101,818)	128,242	(16,429,144)	3,714,917-

	(26,818)	203,242	(16,204,113)	4,020,308
Net income	$(293,508)	$(241,853)	$(25,240,219)	$4,328,944

Retained Earnings, beginning of period	(20,173,234)	6,344,766	4,762,106	1,934,665

Adjustment for share redemption	35,320	(280,640)	46,691	(441,336)

Retained earnings, end of period	$(20,431,422)	$5,822,273	$(20,431,422)	$5,822,273

Earnings (loss) per share
Basic	(0.01)	(0.02)	(0.94)	0.30
Diluted	(0.01)	(0.02)	(0.94)	0.29

See notes to consolidated financial statements

Consolidated Statement of Cash Flows
	3 months ended		6 months ended
	Sept 30, 2002	Sept 30, 2001	Sept 30, 2002	Sept 30, 2001
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash Provided by (used in):
Operations:
Net income	(293,508)	$(241,853)	$(25,240,219)	$4,328,944
Items not involving cash:
Provision for site restoration	64,720	112,790	294,231	279,616
Depletion, depreciation and amortization	1,509,196	1,449,393	46,174,794	4,459,849
Future tax expense	(101,818)	128,242	(16,429,144)	3,714,917

	1,178,590	1,448,572	4,799,662	12,783,326

Site restoration expenditures	(24,085)	(54,464)	(94,301)	(65,262)

Change in non-cash operating working capital	1,691,848	3,309,864	(939,668)	4,358,250

	(607,062)	4,338,059	3,765,693	17,076,314

Financing:
Share Issuance and repurchase of shares	5,419,365	(591,073)	5,470,174	(498,350)
Share Issuance costs	(373,332)	30,251	(437,214)	5,416
Bank loan	(6,158,519)	4,025,162	(11,820,559)	6,928,934
Note receivable	-	-	-	-

	(1,112,486)	3,464,340	(6,787,599)	6,436,000

Investments:
Additions to capital assets	(1,636,013)	(8,168,312)	(7,887,683)	(23,512,314)
Sale of assets	(97,854)	-	10,909,589	-

	(1,733,867)	(8,168,312)	3,021,906	(23,512,314)

Increase in cash position	-	-	-	-
Cash position at the beginning of period	-	-	-	-

Cash position at June 30	$00000000-	$00000000-	$00000000-	$00000000-

See notes to consolidated financial statements

Selected Notes to Financial Statements

Nine Months ended September 30, 2002 (unaudited)

The interim financial statements of BelAir have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2001, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto in the Company's annual report for the year ended December 31, 2001.

Note 1: SIGNIFICANT ACCOUNTING POLICIES
Effective January 1, 2002, the Company has prospectively adopted the new accounting policies with respect to accounting for stock options. The intrinsic value based method of accounting for stock options has been applied to options granted during the first and second quarters of 2002. In accordance with the Company's share option plans, these options have an exercise price equal to the market price at the date of the grant. As these options were granted to employees, no compensation cost has been recognized for stock options in the financial statements.

Note 2: BANK LOAN
BelAir has a financing commitment with a chartered bank for a revolving demand production loan in the amount of $25 million. The facility bears interest at bank rate plus one percent and is secured by a $50 million first floating debenture and a general securities agreement. At September 30, 2002 in the normal course of business, BelAir has issued letters of credit to industry partners or trade suppliers in the amount of $707,500. These letters of credit reduce the amount of available line that can be drawn under our revolving demand production loan. As a result of accounting guidelines implemented on January 1, 2002, BelAir's debt at September 30, 2002 has been classified as a current obligation.

Note 3: SHARE CAPITAL
	Number of Shares	Amount
Balance, December 31, 2001	26,586,999	$50,839,279
Stock options exercised	58,779	114,547
Shares repurchased and cancelled	(100,600)	(191,064)
Shares Issued	2,750,000	2,612,500
Flow Through Shares Issued	2,750,000	2,750,000
Share issuance costs		(437,214)
Tax effect of share issue costs		187,775
Tax effect of flow through shares		(1,171,500)
Balance, September 30, 2002	32,045,178	$54,704,323
Warrants Issued	1,375,000	137,500
Total		$54,841,823

Flow-through shares and Warrants;
In September, 2002 the Corporation issued 2,750,000 shares for proceeds before issue costs, of $2,750,000. The future tax adjustment of the flow-through shares of $1,171,500 has been recorded to future tax liability. The Corporation has a commitment to renounce $2,750,000 of income tax attributes associated with oil and gas exploratory and development activities by December 31, 2003.
In September, 2002 the Corporation issued 2,750,000 units for proceeds of $2,750,000. Each unit consisted of one common share and one half warrant. The warrants are exercisable at a price of $1.15 per warrant and expire on September 20, 2003.

Options
During 2002, the Company issued 5,000 options with an exercise price of $2.00, expiring March 14, 2012, 10,000 options with an exercise price of $1.93, expiring May 16, 2012 and 5,000 options with an exercise price of $1.18 that expire on August 16, 2012. The total number of outstanding options at September 30, 2002 is 2,048,550. Had the Company followed the fair value method of accounting for these new options granted to employees in the nine months ended September 30, 2002, the net loss and net loss per share would not have materially changed from those reported. As a result of the takeover of Tikal Energy Corp. options held by Tikal employees, officers, directors and contractors were rolled over into a new BelAir / Tikal option plan. There are 30,004 options remaining under this plan with a average remaining contractual life of .14 years.

Note 4: FINANCIAL INSTRUMENTS
The Corporation has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The Corporation sells forward a portion of its future production through a combination of fixed price sales contracts with customers and commodity swap agreements with financial counterparties. The forward and futures contracts are subject to market risk from fluctuating commodity prices and exchange rates; however, gains or losses on the contracts are offset by changes in the value of the corporations production.

As at September 30, 2002, the corporation had fixed the price applicable to future production as follows:
Year	Time Period	Commodity	Type of Contract	Quantity Hedged	Hedged Price
2002	Apr. 1, 2002 - Oct. 31, 2002	Natural Gas	Physical	2,500 G.J. per day	$4.05 per G.J.
2002	May 1, 2002 - Apr. 30, 2003	Crude Oil	Physical	100 barrels/day	$25.88 U.S $ per barrel
2002	May 1, 2002 - Mar. 31, 2003	Natural Gas	Financial(costless collar)	2,500 G.J. per day	$4.00 floor
$6.40 ceiling
2002	Nov. 1, 2002 -Oct. 31, 2003	Natural Gas	Financial(costless collar)	2,500 G.J. per day	$4.50 floor
$6.20 ceiling

The amount that BelAir would receive if the contracts were terminated at September 30, 2002 is $146,000.

Note 5: PROPERTY PLANT AND EQUIPMENT
The net book value of petroleum and natural gas properties at June 30, 2002 exceeded the net recoverable amount calculated under the full cost accounting guidelines by $23.0 million, which is net of a future tax reduction of $15.4 million. The Corporation used a price of $3.01 per mcf for natural gas and $32.82 Cdn. per barrel for crude oil being the corporate price at June 30, 2002. The ceiling test is a cost recovery test and is not intended to result in an estimate of fair value.

At September 30, 2002, the net recoverable value of petroleum and natural gas properties calculated under the full cost accounting guidelines exceeded the net book value.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELAIR ENERGY CORPORATION
(Registrant)

By:	S/ Ross O. Drysdale
(Signature)

Ross O. Drysdale, Corporate Secretary
(Insert name, insert position)

Date:	December 5, 2002